EXHIBIT (a)(1)(v)

                                     FORM OF
                        PROMISE TO GRANT STOCK OPTION(S)
                        --------------------------------

TO:
    ---------------------------

     In exchange for your agreement to cancel certain stock options ("Old Option(s)") you received from Evolve Software, Inc. ("Evolve"), Evolve hereby promises to grant you a stock option or options, as applicable, covering _________ shares of Evolve's common stock on July 8, 2002 (the "New Option(s)"), which is the same number of shares subject to the options which you tendered for exchange and which were cancelled on January 4, 2002. The exercise price of each New Option will be the closing price of Evolve's common stock as listed on the Nasdaq National Market on July 8, 2002, except as otherwise set forth in the Exchange Offer Documents (as defined below). Each New Option will vest according to the same vesting schedule as the Old Option it replaces, subject to your continued employment with Evolve, as described below. Each New Option will otherwise be subject to the standard terms and conditions under Evolve's 2000 Stock Plan and applicable form of stock option agreement.

     Prior to the grant of New Options on or about July 8, 2002, it is possible that Evolve might effect or enter into a merger or other similar transaction whereby Evolve would be acquired by another company. This promise to grant stock options (this "Promise") is evidence of a binding commitment that Evolve's successors must honor and, accordingly, in the event of any such merger transaction, the acquirer would be subject to this promis to grant you a stock option on or about July 8, 2002. Such a stock option could be for the purchase of the acquirer's stock (as opposed to Evolve's), with an exercise price equal to the fair market value of such acquirer's stock on the New Option Grant Date, and would be unaffected by the acquirer's treatment of Evolve's existing stock option plans.

     In order to receive the New Option(s), you must continue to be employed by Evolve (or one of its subsidiaries), or a successor of Evolve, as of July 8, 2002. This Promise does not constitute a guarantee of employment with Evolve for any period. Your employment with Evolve will remain "at-will" and can be terminated by you or Evolve at any time, with or without cause or notice. If your employment with Evolve terminates before July 8, 2002, for any reason, you will lose all rights pursuant to this Promise to receive New Options.

     This Promise is subject to the terms and conditions of the offer to exchange options as set forth in: (i) the Offer to Exchange; (ii) the letter from Gayle Crowell dated December 5, 2001; (iii) the Election Form previously completed and submitted by you to Evolve; and (iv) the Notice to Withdraw from the Offer (the "Exchange Offer Documents"), all of which are incorporated herein by reference. The documents described herein reflect the entire agreement between you and Evolve with respect to this transaction. This Promise may only be amended by means of a writing signed by you and a duly authorized officer of Evolve.


EVOLVE  SOFTWARE,  INC.



By:                                                 Date:   January    , 2002
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